June 3, 2005


Mr. Thomas R. Loftus
Senior Vice President and Chief Financial Officer
VSE Corporation
2550 Huntington Avenue
Alexandria, VA 22303-1499

Re:	VSE Corporation
	Form 10-K/A for Fiscal Year Ended December 31, 2004
	Form 10-Q for Fiscal Quarter Ended March 31, 2005
	File No.  0-03676

Dear Mr. Loftus:

      We have reviewed your response letter dated May 6, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2004

General

1. Please re-file your Form 10-K/A to include your section 302 certifications.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Item 4 - Controls and Procedures, page 23

2. We note your disclosure that "the Company`s disclosure controls and procedures are effective as of March 31, 2005 to ensure that information required to be disclosed by the Company`s management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure." Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. See Exchange Act Rule 13a-15(e)
for guidance. Alternatively, you may revise your filing to state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rule 13a-15(e).

	*	*	*	*

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review.
Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

		If you have any questions regarding these comments, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.


      Sincerely,



John Cash
Accounting Branch Chief


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Mr. Thomas R. Loftus
VSE Corporation
June 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE